NEW YORK MORTGAGE TRUST, INC.

275 Madison Avenue

New York, New York 10016

August 9, 2018

Via EDGAR and Facsimile

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Stacie Gorman

Re:	New York Mortgage Trust, Inc.
Registration Statement on Form S-3 Initially Filed February 28, 2018
File No. 333-223277

Ladies and Gentlemen:

On February 28, 2018, New York Mortgage Trust, Inc. (the “Company”) filed a Registration Statement on Form S-3 (File No. 333-223277) (as thereafter amended, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the U.S. Securities and Exchange Commission (the “Commission”).

In accordance with Rule 477(a) under the Securities Act, the Company hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement, together with all exhibits thereto, effective as of the date hereof or at the earliest practicable date hereafter. The Company is seeking the withdrawal of the Registration Statement because the Company has obtained well-known seasoned issuer status subsequent to the filing of the Registration Statement and is now eligible to register its securities under a Registration Statement on Form S-3ASR. The Company respectfully advises the Commission that the Registration Statement was never declared “effective” by the Commission and that no securities have been sold in connection with the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. The Company, however, respectfully requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account and applied to offset the registration fee payable with respect to the securities that are to be registered on the Form S-3ASR that the Company intends to file with the Commission.

Pursuant to the foregoing, the Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. Please fax a copy of the Commission’s written order as soon as it is available to the attention of the undersigned at (732) 559-8250, and to the attention of the Company’s counsel, Christopher C. Green of Vinson & Elkins L.L.P., at (202) 879-8941.

If you have any questions with respect to this matter, please contact Christopher C. Green of Vinson & Elkins L.L.P. at (202) 639-6521.

Sincerely,

NEW YORK MORTGAGE TRUST, INC.

By:	/s/ Steven R. Mumma
Name:	Steven R. Mumma
Title:	Chief Executive Officer